Filed Pursuant to Rule 424(b)(3)
                                                Registration No. 333-42766


                                 InnovaCom Inc.


                           Prospectus Supplement No. 6
                      (To Prospectus Dated August 30, 2000)

     You should read this prospectus supplement, prospectus supplements No. 1 through 5, and the related prospectus dated August 30, 2000, carefully before you invest. These documents contain information you should consider when making your investment decision.

     On November 13, 2000, we issued our third draw down notice to Jashell Investments Limited in connection with the common stock purchase agreement dated June 19, 2000, as amended on July 26, 2000, evidencing an equity draw down facility between us and Jashell Investments Limited. The notice offered to sell up to $400,000 in the aggregate of our common stock to Jashell Investments Limited based on the formula in the stock purchase agreement in two tranches during a 22 business day period. The first tranche began on November 14, 2000, ended on November 29, 2000 and settled on December 4, 2000 and we sold a total of 1,853,736 shares at an average purchase price of $0.1079. In addition, we paid Jashell Investments Limited an additional $33,333, as part of the first six draw downs pursuant to the common stock purchase agreement.

     The second tranche began on November 30, 2000, ended on December 14, 2000, and settled on December 15, 2000. During the 11 business days, Jashell Investments Limited purchased a total of 2,522,263 shares of our common stock at an average purchase price of $0.0793 per share which represents 79% of the Volume Weighted Average Daily Price of our common stock as quoted on the OTC Bulletin Board during this period of $0.1004 per share. These purchases resulted in aggregate proceeds of $200,000 being paid to us by Jashell Investments Limited. Further, pursuant to the common stock purchase agreement, we issued Jashell Investments Limited a warrant to purchase 1,261,131 shares of common stock at $0.0793 per share during a 22 business day period which was exercised resulting in additional $100,000 in proceeds. In connection with our November 13, 2000, draw down notice, we indicated no threshold price.

     The attached prospectus relates to the resale of shares acquired by Jashell Investments Limited pursuant to the stock purchase agreement and pursuant to the exercise of warrants held by Jashell Investments Limited. Because Jashell Investments Limited may sell some or all of these shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of these shares, we cannot estimate the actual amount of shares that they will hold, if any, after the completion of the offering.

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     The  proceeds  from  the  sale  of  common  stock  issued  to  the  Jashell
Investments Limited will be used for working capital. Although we have received cash from the sale of our products and from the settlement of litigation, our operations have been primarily financed from the sale of our common stock pursuant to the common stock purchase agreement. As disclosed in the prospectus, the sale of the common stock has had a substantial dilutive effect on our existing shareholders. Until we have sufficient sales of our products to finance our operations, which we do not anticipate in the near future, we will continue to sell our common stock pursuant to the stock purchase agreement to finance our operations. We are continuing to review all strategic alternatives available to us.

     In September 2000, Mr. Robert Sibthorpe and in a letter dated December 8, 2000, Mr. John Champlin resigned from the board. Our board of directors currently consists of Messrs. Alioto, Casey, Low and Koz. At this time, we are focusing our efforts on business and do not intend to seek replacement directors in the near future.



          The date of this prospectus supplement is December 15, 2000.